EXHIBIT 21.1

EXAR CORPORATION

LIST OF SUBSIDIARIES

1.	Exar Japan Corporation (a Japan corporation).

2.	Micro Power Systems, Inc. (a California corporation).

3.	Exar Ltd. (a United Kingdom Limited Liability corporation).

4.	Exar SARL (a French Limited Liability corporation).